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November 16, 2016 VIA EDGAR Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Schwab Investments Post-Effective Amendment No. 130 to Registration Statement on Form N-1A (File Nos. 033-37459 and 811-06200)

Ladies and Gentlemen:

Our client, Schwab Investments (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 130 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the 1933 Act and Amendment No. 134 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is being made for the purpose of adding Schwab U.S. Aggregate Bond Index Fund and Schwab Short-Term Bond Index Fund as additional series of the Trust.

The Trust undertakes to make an additional filing of the Registration Statement in order to respond to any comments you might have with respect to this filing, add any additional non-material disclosure that may be required to complete the Registration Statement and file the appropriate exhibits.

No fee is required in connection with this filing. Please contact Stephen Cohen at (202) 261-3304 with any questions or comments.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen